Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 11, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that the Board of Directors Tarjetas Cuyanas S.A. (the “Company”), a subsidiary of Grupo Financiero Galicia S.A., has approved the contemplated merger by absorption between the Company and Tarjeta Naranja S.A., with Tarjeta Naranja S.A. being the surviving entity and the Company being absorbed into Tarjeta Naranja S.A.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com